[BRINKER INTERNATIONAL, INC. LETTERHEAD]

BRYAN D. McCRORY
Direct Dial:   972/770-8854
Facsimile:     972/770-9465

February 14, 2007

VIA FEDERAL EXPRESS

Mr. David R. Humphrey
Branch Chief, Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:                               Brinker International, Inc. (the “Company”) Form 10-K for Year Ended
June 28, 2006, filed August 23, 2006 — File No. 001-10275

Dear Mr. Humphrey:

We have received your letter dated February 12, 2007 setting forth certain comments to various items and selected financial data within the above-referenced filing.  In light of your request, as discussed with Lyn Shenk on your staff, we have respectfully requested additional time to prepare a detailed response to your comments.  Mr. Shenk agreed that the time frame for our response is extended through Friday, March 9, 2007.  We anticipate being able to deliver our response to you on or before that date.  We thank you for the courtesy of the extension.

If you have any questions regarding our planned response to your letter, please contact the undersigned at your earliest convenience.

Very truly yours,

/s/ Bryan D. McCrory
Bryan D. McCrory
BDM/cld	Vice President and Assistant General Counsel

cc:                                 Lyn Shenk
Juan Migone
Chuck Sonsteby
Roger Thomson
David Doyle
Angie Roberts